Mail Stop 4561

November 13, 2008

Remington Hu
Chief Financial Officer
Yucheng Technologies Limited
3F Tower B, Beijing Financial Trust Building
Anding Road, Chao Yang District
Beijing 100029, P.R. China

> **Re: Yucheng Technologies Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed May 5, 2008**
> **File no. 1-33134**

Dear Mr. Hu:

We have reviewed your response letter dated October 20, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 21, 2008.

Form 20-F for the Fiscal Year Ended December 31, 2007

Note 2. Summary of Significant Accounting Policies and Practices

(m) Revenue Recognition, page F-19

1.   We note in your proposed change in your revenue recognition disclosure in response to our prior comment 6 that "System Integration" revenues includes bundled arrangements that include the sale of third party hardware and software. We also note that the related revenue is recognized on delivery in accordance with

SAB Topic 13 and where bundled arrangements include multiple elements, you determine whether the deliverables represent separate units of accounting in accordance with EITF 00-21. Tell us why revenue related to "System Integration" is being recognized in accordance with SAB Topic 13 when such revenues include the sale of software. In this regard, tell us how you considered recognizing revenue related to third party software in accordance with SOP 97-2. Additionally, for bundled arrangements related to "System Integration" that include hardware, software and services, tell us how you considered the guidance in EITF 03-5 and clarify whether the software is considered more than incidental to the hardware and services.

2.   We note your response to our prior comment 7 where you indicate that the VSOE of fair value for PCS is based on the price charged when sold separately under the guidance of paragraph 10 of SOP 97-2. Please explain further how you establish VSOE of fair value for PCS. In this regard, clarify whether your initial agreements include stated future renewal rates and if so, tell us what percentage of your customers actually renew at these stated rates and provide the range of typical renewal rates that are stated in your contracts. If stated future renewal rates are not included in your initial agreements, tell us how you determined that there is a significant clustering of pricing within the specific segments (regions, market and customer size) to reasonably establish VSOE of fair value for PCS based on separate sales.

3.   We also note in the example arrangement provided in your response to our prior comment 7 that the arrangement includes 5 years of maintenance. For bundled arrangements that include several years of initial maintenance, tell us how you established VSOE of such maintenance. In your response, tell us how you considered the guidance in TPA 5100.52 and by analogy, TPA 5100.54.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

       You may contact Kari Jin at (202) 551-3481, Patrick Gilmore at (202) 551-3406, or me at (202) 551-3730 if you have questions regarding above comments.

       Sincerely,

       Kathleen Collins
       Accounting Branch Chief